Copa Holdings Reports Financial Results for the Fourth Quarter and Full-Year 2022

Panama City, Panama --- February 15, 2023. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2022 (4Q22) and the full year of 2022. The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2019 (4Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impact of the COVID-19 pandemic in 2020 and 2021).

OPERATING AND FINANCIAL HIGHLIGHTS

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Copa Holdings reported a net profit of US$88.3 million for 4Q22 or US$2.23 per share, mainly driven by the continued effect of high fuel prices as well as the negative mark-to-market effect of the Company’s convertible notes.
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Excluding special items, comprised of the unrealized mark-to-market net loss of US$89.4 million mentioned above related to the Company’s convertible notes, as well as changes in the value of financial investments, the Company would have reported a net profit of US$177.7 million or US$4.49 per share.
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For the full-year 2022, the Company reported a net profit of US$348.1 million or US$8.58 per share. Excluding special items, comprised of an unrealized mark-to-market net gain of US$12.7 million related to the Company’s convertible notes as well as changes in the value of financial investments, Copa Holdings would have reported an adjusted net profit of US$335.4 million or US$8.26 per share, compared to a net profit of US$336.3 million or earnings per share of US$7.92 in 2019.
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In 4Q22, Copa Holdings reported an operating profit of US$219.7 million and a 24.7% operating margin.
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For the full-year 2022, the Company reported an operating profit of US$450.4 million and an operating margin of 15.2%, compared to an adjusted operating profit of US$435.5 million and an operating margin of 16.1% in 2019.
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Total revenues for 4Q22 increased 30.6% to US$890.6 million, as compared to 4Q19 revenues. Yields increased 20.4% to 15.1 cents and revenue per available seat mile (RASM) increased 23.4% to 13.7 cents.
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Adjusted operating cost per available seat mile (Adjusted CASM) increased 10.3% from 9.3 cents in 4Q19 to 10.3 cents in 4Q22, driven by an increase of 63.1% in the price of fuel per gallon. Adjusted CASM excluding fuel (Adjusted Ex-fuel CASM) decreased 7.0% in the quarter to 6.1 cents, as compared to 4Q19.
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Passenger traffic, measured in terms of revenue passenger mile (RPMs), increased by 7.5% compared to 4Q19, while capacity (ASMs) increased by 5.9%. As a result, load factors for the quarter increased by 1.4 percentage points to 86.6%.
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The Company ended the quarter with approximately US$1.1 billion in cash, short-term and long-term investments, which represent 38.3% of the last twelve months’ revenues, compared to US$1.2 billion held at the end of 2021.
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The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion, compared to US$1.6 billion at the end of 2021.
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During the quarter, the Company took delivery of two Boeing 737 MAX 9 aircraft, ending the year with a consolidated fleet of 97 aircraft – 67 Boeing 737-800s, 20 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter, compared to a fleet of 102 aircraft prior to the COVID-19 pandemic.
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Copa Airlines had an on-time performance for the quarter of 86.1% and a flight completion factor of 99.6%.

Subsequent Events

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In January, the Company took delivery of one Boeing 737 MAX 9 and expects to receive one additional aircraft by the end of the first quarter.
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In January, Copa Airlines was recognized by OAG as the most on-time airline in Latin America in 2022. Copa Airlines’ on-time performance of 87.5% for the year was the highest of any carrier in the Americas.
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In February, the Company announced the commencement of services to Manta, Ecuador, Baltimore-Washington International Airport, and Austin, Texas, bringing the total number of destinations in our network to 80. All new services are scheduled to start between June and July of 2023.

(1)
Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)
The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 and 2021 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 4Q22 RESULTS

During the fourth quarter, Copa Holdings reported a net profit of US$88.3 million or US$2.23 per share. The Company’s financial results were driven by an improving air travel demand environment in the region, as it saw an increase in unit revenues which allowed it to offset the impact of high jet fuel prices, while it continued to operate with competitive ex-fuel unit costs.

Excluding special items, comprised of an unrealized mark-to-market loss of US$91.3 million related to the Company’s convertible notes as well as an unrealized mark-to-market gain of US$1.9 million related to changes in the value of financial investments, the Company would have reported a net profit of US$177.7 million or US$4.49 per share.

Copa Holdings reported an operating profit of US$219.7 million, and an operating margin of 24.7% for the quarter.

Capacity (ASMs) for 4Q22 increased by 5.9% compared to 4Q19, while passenger traffic, measured in terms of revenue passenger mile (RPMs), increased by 7.5%. As a result, load factors for the quarter increased by 1.4 percentage points to 86.6%.

Total revenues for 4Q22 increased 30.6% to US$890.6 million, as compared to 4Q19. Passenger revenue for 4Q22 came in 29.5% higher than 4Q19, while cargo revenue was 69.0% higher. Yields increased 20.4% to 15.1 cents and revenue per available seat mile (RASM) increased 23.4% to 13.7 cents.

Adjusted unit cost (Adjusted CASM) came in at 10.3 cents, an increase of 10.3% compared to 4Q19, driven by higher fuel costs. Excluding fuel, Adjusted CASM came in at 6.1 cents, a 7.0% decrease when compared to 4Q19.

The Company ended the quarter with approximately US$1.1 billion in cash, short-term and long-term investments, which represent 38.3% of the last twelve months’ revenues, compared to US$1.2 billion held at the end of 2021.

The Company has a proven business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2023

Moving forward, our outlook will once again provide margin guidance for the year and not solely for the next quarter. For 2023, the Company is providing the following outlook: Consolidated capacity is expected to grow within a range of 12% to 14% compared to 2022, and operating margin is expected to come within the range of 17% to 19%.

Financial Outlook	2023 Guidance	2022
Capacity – YOY ASM growth	12-14%	63.6%
Operating Margin	17-19%	15.2%

Factored into this outlook is a load factor of approximately 85%, Unit Revenues (RASM) of 12.1 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 6.0 cents, and an all-in fuel price of US$3.15 per gallon.

CONSOLIDATED FOURTH-QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q22 totaled US$890.6 million, mainly driven by passenger revenue.

Passenger revenue totaled US$852.3 million, a 29.5% increase compared to the same period in 2019, mostly driven by 20.4% higher yields. The fourth-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed ticket revenue.

Cargo and mail revenue, which includes the operation of one Boeing 737-800 freighter, totaled US$27.1 million, a 69.0% increase compared to the same period in 2019, related to higher cargo volumes and yields.

Other operating revenue totaled US$11.2 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$273.9 million, an increase of 59.9% compared to the same period in 2019, due to a 63.1% higher effective fuel price.

Wages, salaries, benefits, and other employee expenses totaled US$105.0 million, representing an 8.7% decrease compared to the same period in 2019, mainly driven by a reduced administrative headcount as well as more subcontracted services in stations outside of Panama.

Passenger servicing totaled US$19.5 million, a decrease of 21.3% compared to the same period in 2019, driven by a continued simplified onboard product offering.

Airport facilities and handling charges totaled US$49.7 million, an increase of 10.8% compared to the same period in 2019, mostly related to higher airport costs, including subcontracted services in stations outside of Panama.

Sales and distribution totaled US$61.5 million, an increase of 15.5% compared to the same period in 2019, due to an increase in ticket sales compared to 4Q19.

Maintenance, materials, and repairs totaled US$28.9 million, a decrease of 23.3% compared to the same period in 2019, due to an US$8.2 million impact related to higher accruals incurred in 2019 related to the increased utilization of the Boeing 737NG fleet as a result of the grounding of the Boeing MAX aircraft. Excluding the US$8.2 million impact, maintenance, materials, and repairs expenses would have decreased by 2.0% compared to 4Q19, driven by lower accruals in 2022 related to the CFM56’s engine utilization.

Depreciation and amortization totaled US$70.3 million, mostly comprised of owned and leased flight equipment, maintenance events and IT systems amortizations, a decrease of 56.0% compared to 4Q19, mainly due to a US$89.3 million fleet impairment incurred in 2019 related to the Embraer-190 fleet. Excluding the fleet impairment, depreciation and amortization would have decreased by 0.3% versus 4Q19.

Flight operations mostly related to overflight fees, totaled US$25.7 million, an increase of 3.0% compared to the same period in 2019, mostly due to changes in fleet and route mix.

Other operating and administrative expenses, mainly comprised of US$ 3.3 million in engine rentals, as well as aircraft insurance and other overhead expenses, totaled US$36.5 million, an increase of 12.3% compared to 4Q19.

Non-operating Income (Expense)

Consolidated non-operating income (expense) totaled (US$108.6) million.

Finance cost totaled (US$23.4) million, mostly comprised of US$11.0 million of convertible notes interest expenses, which included $7.1 million related to non-cash interest expense due to the amortization of the debt discount and debt issuance costs associated with the convertible notes; US$8.2 million related to loan interest and commission expenses; and US$1.9 million in interest charges related to operating leases.

Finance income totaled US$7.4 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$2.6) million, mainly driven by the devaluation of the Colombian peso and the Argentine peso.

Net change in fair value of derivatives totaled a net (US$91.3) million unrealized mark-to-market loss related to the value of the Company’s convertible notes.

Other non-operating income (expense) totaled US$1.2 million, which includes an unrealized mark-to-market gain of US$1.9 million related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit and Adjusted Net Profit	4Q22	4Q21	3Q22	4Q19	FY22	FY19
Operating Profit as Reported	$ 219,657	$ 154,989	$ 143,692	$ 17,804	$ 450,384	$ 346,154
Subtract: Leased Aircraft Return provision		$ 39,217				
Add: Fleet Impairment loss				$ 89,344		$ 89,344
Adjusted Operating Profit	**$ 219,657**	**$ 115,773**	**$ 143,692**	**$ 107,148**	**$ 450,384**	**$ 435,497**
Net Profit as Reported	$ 88,280	$ 114,363	$ 115,939	$ 2,728	$ 348,054	$ 247,002
Subtract: Leased Aircraft Return provision		$ 39,217				
Add: Fleet Impairment loss				$ 89,344		$ 89,344
Add: Net change in fair value of derivatives	$ 91,305	$ 8,922	$ (1,575)		$ (17,189)	
Add: Net change in fair value of financial investments	$ (1,924)		$ 699		$ 4,516	
Adjusted Net Profit	**$ 177,661**	**$ 84,068**	**$ 115,062**	**$ 92,072**	**$ 335,381**	**$ 336,346**

Reconciliation of Adjusted Basic EPS	4Q22	4Q21	3Q22	4Q19	FY22	FY19
Adjusted Net Profit	$ 177,661	$ 84,068	$ 115,062	$ 92,072	$ 335,381	$ 336,346
Shares used for calculation of Basic EPS	39,554	42,533	39,589	42,487	40,582	42,483
Adjusted Basic Earnings per share (Adjusted Basic EPS)	**$ 4.49**	**$ 1.98**	**$ 2.91**	**$ 2.17**	**$ 8.26**	**$ 7.92**

Reconciliation of Operating Costs per ASM Excluding Fuel (CASM Excl. Fuel)	4Q22	4Q21	3Q22	4Q19	FY22	FY19
Operating Costs per ASM as Reported (in US$ Cents)	10.3	8.2	10.5	10.8	10.3	9.4
Return of leased aircraft provision per ASM (in US$ Cents)		(0.8)				
Fleet Impairment per ASM (in US$ Cents)				1.5		0.3
Aircraft Fuel Cost per ASM (in US$ Cents)	4.2	2.9	4.6	2.8	4.3	2.8
Operating Costs per ASM excluding fuel (in US$ Cents)	**6.1**	**6.1**	**5.9**	**6.6**	**6.0**	**6.3**